UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hi-Crush Partners LP

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

428337 109

(CUSIP Number)

August 15, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 428337 109

1	Name of reporting person I.R.S. Identification No. of Reporting Person Hi-Crush Proppants LLC 27-3830770
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 13,640,351
	9	Sole dispositive power 0
	10	Shared dispositive power 13,640,351
11	Aggregate amount beneficially owned by each reporting person(1) 13,640,351
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11)(2) 36.9%
14	Type of reporting person OO

(1)	Represents 13,640,351 subordinated units representing limited partner interests in Hi-Crush Partners LP. As of February 11, 2015, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), and may be deemed to be the indirect beneficial owner of the non-economic general partner interest in Hi-Crush Partners LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Hi-Crush Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Hi-Crush Partners LP’s current report on Form 8-K filed with the Commission on February 5, 2013. The 3,750,000 Class B Units previously owned by Hi-Crush Proppants LLC were converted to common units on a one-for-one basis on August 15, 2014 and immediately sold in a registered underwritten public offering.
(2)	Based on 23,318,419 common units and 13,640,351 subordinated units outstanding as of February 11, 2015.

CUSIP No. 428337 109

1	Name of reporting person I.R.S. Identification No. of Reporting Person Avista Capital Partners II GP, LLC 26-2708016
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 13,640,351
	9	Sole dispositive power 0
	10	Shared dispositive power 13,640,351
11	Aggregate amount beneficially owned by each reporting person(1) 13,640,351
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11)(2) 36.9%
14	Type of reporting person OO

(1)	Represents 13,640,351 subordinated units representing limited partner interests in Hi-Crush Partners LP. As of February 11, 2015, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), and may be deemed to be the indirect beneficial owner of the non-economic general partner interest in Hi-Crush Partners LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Hi-Crush Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Hi-Crush Partners LP’s current report on Form 8-K filed with the Commission on February 5, 2013. The 3,750,000 Class B Units previously owned by Hi-Crush Proppants LLC were converted to common units on a one-for-one basis on August 15, 2014 and immediately sold in a registered underwritten public offering.
(2)	Based on 23,318,419 common units and 13,640,351 subordinated units outstanding as of February 11, 2015.

CUSIP No. 428337 109

1	Name of reporting person I.R.S. Identification No. of Reporting Person Avista Capital Partners II, L.P. 26-2708127
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 13,640,351
	9	Sole dispositive power 0
	10	Shared dispositive power 13,640,351
11	Aggregate amount beneficially owned by each reporting person(1) 13,640,351
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11)(2) 36.9%
14	Type of reporting person PN

(1)	Represents 13,640,351 subordinated units representing limited partner interests in Hi-Crush Partners LP. As of February 11, 2015, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), and may be deemed to be the indirect beneficial owner of the non-economic general partner interest in Hi-Crush Partners LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Hi-Crush Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Hi-Crush Partners LP’s current report on Form 8-K filed with the Commission on February 5, 2013. The 3,750,000 Class B Units previously owned by Hi-Crush Proppants LLC were converted to common units on a one-for-one basis on August 15, 2014 and immediately sold in a registered underwritten public offering.
(2)	Based on 23,318,419 common units and 13,640,351 subordinated units outstanding as of February 11, 2015.

CUSIP No. 428337 109

1	Name of reporting person I.R.S. Identification No. of Reporting Person Avista Capital Partners (Offshore) II, L.P. 98-0588109
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (e) ☐
6	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 13,640,351
	9	Sole dispositive power 0
	10	Shared dispositive power 13,640,351
11	Aggregate amount beneficially owned by each reporting person(1) 13,640,351
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11)(2) 36.9%
14	Type of reporting person PN

(1)	Represents 13,640,351 subordinated units representing limited partner interests in Hi-Crush Partners LP. As of February 11, 2015, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), and may be deemed to be the indirect beneficial owner of the non-economic general partner interest in Hi-Crush Partners LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Hi-Crush Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Hi-Crush Partners LP’s current report on Form 8-K filed with the Commission on February 5, 2013. The 3,750,000 Class B Units previously owned by Hi-Crush Proppants LLC were converted to common units on a one-for-one basis on August 15, 2014 and immediately sold in a registered underwritten public offering.
(2)	Based on 23,318,419 common units and 13,640,351 subordinated units outstanding as of February 11, 2015.

CUSIP No. 428337 109

1	Name of reporting person I.R.S. Identification No. of Reporting Person Avista Capital Partners (Offshore) II-A, LP 98-0644474
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (e) ☐
6	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 13,640,351
	9	Sole dispositive power 0
	10	Shared dispositive power 13,640,351
11	Aggregate amount beneficially owned by each reporting person(1) 13,640,351
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11)(2) 36.9%
14	Type of reporting person PN

(1)	Represents 13,640,351 subordinated units representing limited partner interests in Hi-Crush Partners LP. As of February 11, 2015, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), and may be deemed to be the indirect beneficial owner of the non-economic general partner interest in Hi-Crush Partners LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Hi-Crush Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Hi-Crush Partners LP’s current report on Form 8-K filed with the Commission on February 5, 2013. The 3,750,000 Class B Units previously owned by Hi-Crush Proppants LLC were converted to common units on a one-for-one basis on August 15, 2014 and immediately sold in a registered underwritten public offering.
(2)	Based on 23,318,419 common units and 13,640,351 subordinated units outstanding as of February 11, 2015.

CUSIP No. 428337 109

1	Name of reporting person I.R.S. Identification No. of Reporting Person ACP HIP Splitter, LP 45-2258843
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 13,640,351
	9	Sole dispositive power 0
	10	Shared dispositive power 13,640,351
11	Aggregate amount beneficially owned by each reporting person(1) 13,640,351
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11)(2) 36.9%
14	Type of reporting person PN

(1)	Represents 13,640,351 subordinated units representing limited partner interests in Hi-Crush Partners LP. As of February 11, 2015, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), and may be deemed to be the indirect beneficial owner of the non-economic general partner interest in Hi-Crush Partners LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Hi-Crush Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Hi-Crush Partners LP’s current report on Form 8-K filed with the Commission on February 5, 2013. The 3,750,000 Class B Units previously owned by Hi-Crush Proppants LLC were converted to common units on a one-for-one basis on August 15, 2014 and immediately sold in a registered underwritten public offering.
(2)	Based on 23,318,419 common units and 13,640,351 subordinated units outstanding as of February 11, 2015.

CUSIP No. 428337 109

1	Name of reporting person I.R.S. Identification No. of Reporting Person ACP HIP Splitter (Offshore), LP 45-2259269
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 13,640,351
	9	Sole dispositive power 0
	10	Shared dispositive power 13,640,351
11	Aggregate amount beneficially owned by each reporting person(1) 13,640,351
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11)(2) 36.9%
14	Type of reporting person PN

(1)	Represents 13,640,351 subordinated units representing limited partner interests in Hi-Crush Partners LP. As of February 11, 2015, Hi-Crush Proppants LLC also owned all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts), and may be deemed to be the indirect beneficial owner of the non-economic general partner interest in Hi-Crush Partners LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Second Amended and Restated Agreement of Limited Partnership of Hi-Crush Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Hi-Crush Partners LP’s current report on Form 8-K filed with the Commission on February 5, 2013. The 3,750,000 Class B Units previously owned by Hi-Crush Proppants LLC were converted to common units on a one-for-one basis on August 15, 2014 and immediately sold in a registered underwritten public offering.
(2)	Based on 23,318,419 common units and 13,640,351 subordinated units outstanding as of February 11, 2015.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to common units representing limited partner interests (the “Common Units”) of Hi-Crush Partners LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive offices are located at Three Riverway, Suite 1550, Houston, Texas 77056.

Item 2.	Identity and Background

(a), (f) This Schedule 13D is being filed jointly by:

(i) the “Proppants Reporting Person,” consisting of:

•	Hi-Crush Proppants LLC, a Delaware limited liability company;

and

(ii) the “Avista Reporting Persons,” consisting of:

•	Avista Capital Partners II GP, LLC, a Delaware limited liability company;

•	Avista Capital Partners II, L.P., a Delaware limited partnership;

•	Avista Capital Partners (Offshore) II, L.P., a Bermuda limited partnership;

•	Avista Capital Partners (Offshore) II-A, LP, a Bermuda limited partnership;

•	ACP HIP Splitter, LP, a Delaware limited partnership; and

•	ACP HIP Splitter (Offshore), LP, a Delaware limited partnership.

The Proppants Reporting Person and the Avista Reporting Persons are collectively referred to herein as the “Reporting Persons.”

(b) The principal business office for the Proppants Reporting Person is Three Riverway, Suite 1550, Houston, Texas 77056. The principal business office for each of the Avista Reporting Persons is c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, New York 10022.

(c) Information with respect to the executive officers and directors of each of the Reporting Persons, including name, business address, present principal occupation or employment, the organization in which such employment is conducted and citizenship, is listed on Schedule A attached hereto, which is incorporated in this Schedule 13D by reference.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), Hi-Crush Proppants LLC was the owner of a 100% limited partner interest in the Issuer. Immediately prior to the closing of the IPO on August 21, 2012, the Issuer recapitalized its limited partner interests and issued 702,851 Common Units, 13,640,351 subordinated units representing limited partner interests in the Issuer (“Subordinated Units”) and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) to Hi-Crush Proppants LLC.

On January 31, 2013, in connection with the Issuer’s acquisition of a preferred equity interest in Hi-Crush Augusta LLC, 3,750,000 Class B Units representing limited partner interests in the Issuer were issued to Hi-Crush Proppants LLC. The 702,851 Common Units that were issued to Hi-Crush Proppants LLC in connection with the IPO were subsequently sold in a registered underwritten public offering on November 27, 2013. Subsequently, the 3,750,000 Class B Units previously owned by Hi-Crush Proppants LLC were converted to Common Units on a one-for-one basis on August 15, 2014 and were immediately sold in a registered underwritten public offering.

Item 4.	Purpose of Transaction

The acquisitions of Common Units by the Reporting Persons were undertaken for investment purposes. Hi-Crush Proppants LLC is the sole member of Hi-Crush GP LLC, a Delaware limited liability company (“Issuer GP”) Issuer GP and has the power to elect all of the members of the board of directors of Issuer GP.

(a)-(j) The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The percent of class provided for each reporting person below is based on 23,318,419 common units and 13,640,351 subordinated units outstanding as of February 11, 2015.

1.	Hi-Crush Proppants LLC

a.	Amount beneficially owned: 13,640,351

b.	Percent of class: 36.9%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 13,640,351

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 13,640,351

2.	Avista Capital Partners II GP, LLC

a.	Amount beneficially owned: 13,640,351

b.	Percent of class: 36.9%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 13,640,351

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 13,640,351

3.	Avista Capital Partners II, L.P.

a.	Amount beneficially owned: 13,640,351

b.	Percent of class: 36.9%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 13,640,351

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 13,640,351

4.	Avista Capital Partners (Offshore) II, L.P.

a.	Amount beneficially owned: 13,640,351

b.	Percent of class: 36.9%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 13,640,351

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 13,640,351

5.	Avista Capital Partners (Offshore) II-A, LP

a.	Amount beneficially owned: 13,640,351

b.	Percent of class: 36.9%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 13,640,351

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 13,640,351

6.	ACP HIP Splitter, LP

a.	Amount beneficially owned: 13,640,351

b.	Percent of class: 36.9%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 13,640,351

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 13,640,351

7.	ACP HIP Splitter (Offshore), LP

a.	Amount beneficially owned: 13,640,351

b.	Percent of class: 36.9%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 13,640,351

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 13,640,351

The Reporting Persons beneficially own common units and subordinated units representing limited partner interests in the Issuer. Avista Capital Partners II, LP, Avista Capital Partners (Offshore) II-A, LP and Avista Capital Partners (Offshore) II, L.P own 58% of the membership interests of Hi-Crush Proppants LLC through ACP HIP Splitter, LP and ACP HIP Splitter (Offshore), LP. Each of Avista Capital Partners II, LP, Avista Capital Partners (Offshore) II-A, LP and Avista Capital Partners (Offshore) II, L.P. is controlled by Avista Capital Partners II GP, LLC, its general partner. The Avista Reporting Persons may therefore be deemed to beneficially own securities of the Issuer owned directly or indirectly by Hi-Crush Proppants LLC.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

On February 17, 2015, the Reporting Persons entered into a Joint Filing Agreement. A copy of the Joint Filing Agreement is incorporated herein by reference to Exhibit 99.1 to this Schedule 13D.

Registration Rights Agreement

In connection with the IPO, the Issuer entered into a registration rights agreement with Hi-Crush Proppants LLC. Pursuant to the registration rights agreement, the Issuer is required to file a registration statement to register the common units and subordinated units issued to Hi-Crush Proppants LLC and the common units issuable upon the conversion of the subordinated units upon request of Hi-Crush Proppants LLC. In addition, the registration rights agreement gives Hi-Crush Proppants LLC piggyback registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of our sponsor, including the Avista Reporting Persons, and, in certain circumstances, to third parties.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit

99.1	Joint Filing Agreement, dated February 17, 2015).

99.2	Registration Rights Agreement by and between Hi-Crush Partners LP and Hi-Crush Proppants LLC dated August 20, 2012 (incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-35630) filed with the Commission on August 21, 2012).

99.3	Second Amended and Restated Agreement of Limited Partnership of Hi-Crush Partners LP, dated January 31, 2013 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on February 5, 2013).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 17, 2015

HI-CRUSH PROPPANTS LLC

By:	/s/ Mark C. Skolos
Name:	Mark C. Skolos
Title:	General Counsel and Secretary

AVISTA CAPITAL PARTNERS II GP, LLC

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

AVISTA CAPITAL PARTNERS II, L.P.

By:	Avista Capital Partners II GP, LLC, its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

AVISTA CAPITAL PARTNERS (OFFSHORE) II, L.P.

By:	Avista Capital Partners II GP, LLC, its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

AVISTA CAPITAL PARTNERS (OFFSHORE) II-A, L.P.

By:	Avista Capital Partners II GP, LLC, its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

[Signature Page – Schedule 13D]

ACP HIP SPLITTER, LP

By:	Avista Capital Partners II, L.P., its general partner

By	Avista Capital Partners II GP, LLC, its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

ACP HIP SPLITTER (OFFSHORE), LP

By:	Avista Capital Partners II, L.P., its general partner

By:	Avista Capital Partners II GP, LLC, its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

[Signature Page – Schedule 13D]

SCHEDULE A

The name and business address of each of the executive officers and directors of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officers and directors of the Reporting Persons also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer or the Reporting Persons).

Avista Capital Partners II GP, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Thompson Dean	Co-Chief Executive Officer of Avista Capital Partners	(1)	United States

Steven Webster	Co-Chief Executive Officer of Avista Capital Partners	(2)	United States

David Burgstahler	President of Avista Capital Partners	(1)	United States

David Durkin	Partner of Avista Capital Partners	(1)	United States

Brendan Scollans	Partner of Avista Capital Partners	(1)	United States

Sriram Venkataraman	Partner of Avista Capital Partners	(1)	United States

Benjamin Silbert	Secretary and General Counsel of Avista Capital Partners	(1)	United States

John Cafasso	Chief Financial Officer of Avista Capital Partners	(1)	United States

Jeff Gunst	Principal of Avista Capital Partners	(2)	United States

Greg Evans	Principal of Avista Capital Partners	(2)	United States

(1)	c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, NY 10022.
(2)	c/o Avista Capital Partners, 1000 Louisiana St., Suite 3700, Houston, Texas 77002.

Avista Capital Managing Member, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Thompson Dean	Co-Chief Executive Officer of Avista Capital Partners	(1)	United States

Steven Webster	Co-Chief Executive Officer of Avista Capital Partners	(2)	United States

David Burgstahler	President of Avista Capital Partners	(1)	United States

David Durkin	Partner of Avista Capital Partners	(1)	United States

Brendan Scollans	Partner of Avista Capital Partners	(1)	United States

Sriram Venkataraman	Partner of Avista Capital Partners	(1)	United States

Benjamin Silbert	Secretary and General Counsel of Avista Capital Partners	(1)	United States

John Cafasso	Chief Financial Officer of Avista Capital Partners	(1)	United States

Jeff Gunst	Principal of Avista Capital Partners	(2)	United States

Greg Evans	Principal of Avista Capital Partners	(2)	United States

(1)	c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, NY 10022.
(2)	c/o Avista Capital Partners, 1000 Louisiana St., Suite 3700, Houston, Texas 77002.

Hi-Crush Proppants LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Robert Rasmus	Co-Chief Executive Officer and Director of Hi-Crush	(1)	United States

James Whipkey	Co-Chief Executive Officer and Director of Hi-Crush	(1)	United States

Jay Alston	Chief Operating Officer and Director of Hi-Crush	(1)	United States

Laura Fulton	Chief Financial Officer of Hi-Crush	(1)	United States

Mark Skolos	General Counsel and Secretary of Hi-Crush	(1)	United States

Steven Webster	Co-Chief Executive Officer of Avista Capital Partners	(2)	United States

John Huff	Chairman of Oceaneering International. Inc.	(3)	United States

Trevor Turbidy	Energy Industry Advisor of Avista Capital Partners	(2)	United States

Greg Evans	Principal of Avista Capital Partners	(2)	United States

(1)	c/o Hi-Crush Proppants LLC, Three Riverway, Suite 1550, Houston, TX 77056.
(2)	c/o Avista Capital Partners, 1000 Louisiana St., Suite 3700, Houston, Texas 77002.
(3)	11911 FM 529, Houston, Texas 77041.